[AMERICAN RESTAURANT CONCEPTS, INC. LETTERHEAD]

July 30, 2012

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Craig D. Wilson
          Senior Assistant Chief Accountant

Re:	American Restaurant Concepts, Inc. Form 8-K, File No. 000-54226, Filed July 24, 2012

Dear Mr. Wilson:

I am writing to you on behalf of American Restaurant Concepts, Inc. (the  “Company”) in regards to the Form 8-K, File No. 000-54226, filed by the Company with the Securities and Exchange Commission (“SEC”) on July 24, 2012.  The Company received comments to the Form 8-K from the SEC by means of a letter faxed to the company on July 26, 2012.

Please find below each of the comments provided to the Company by the SEC along with the Company’s response to each comment.  Each comment is set forth in italics and is numbered to correspond to the numbered paragraphs in the SEC’s comment letter.  The Company’s response to each comment immediately follows the applicable comment.

1.
Please file an amended Item 4.02 Form 8-K that specifically discloses the financial statement years or periods contained in the Form 10-K for the fiscal year ended December 26, 2010 that should no longer be relied upon.  Refer to Item 4.02(a)(1) of Form 8-K.

On July 27, 2012, the Company filed an amended Item 4.02 Form 8-K (the “Amended Form 8-K”) to specifically disclose that the financial statements that should no longer be relied upon are the audited financial statements for the Company’s fiscal year ended December 26, 2010 contained in the Company’s Annual Report on Form 10-K filed with the SEC on April 15, 2011.

Securities and Exchange Commission
July 30, 2012

2.
In your amended Form 8-K, please elaborate further on the nature and cause of the errors in the accounting treatment of the financial items affected.  Please also clarify the other financial items impacted other than those you have already identified.

The Company has elaborated on the nature and cause of the errors in the Amended Form 8-K by disclosing that the errors were the result of computational errors and the misapplication of accounting principles.  The Company also clarified in the Amended Form 8-K that the financial items that were impacted by the errors were salaries and wages, general and administrative expenses, interest expense and other income.

3.	Please tell us why you believe it is appropriate to present the restated financial statements in the Form 10-K for the fiscal year ended December 25, 2011.

On July 27, 2012, the Company filed its Annual Report on Form 10-K for the Company’s fiscal year ended December 25, 2011 (the “2011 Form 10-K”).  As part of the 2011 Form 10-K, the Company filed restated audited financial statements for the Company’s fiscal year ended December 26, 2010 and provided a summary of the restatements in Note 11 to the Notes to the Financial Statements, all in accordance with the provisions of ASC Topic 250, Accounting Change and Error Corrections.

The Company believes that it was appropriate to present the restated financial statements in the 2011 Form 10-K because, by presenting the information in this manner, the public can access all current information about the Company in a single report.  More than a year has passed since the filing of the Form 10-K for the Company’s fiscal year ended December 26, 2010 (the “2010 Form 10-K”).  As a result, all information contained in the 2010 Form 10-K has been updated in, and superseded by, the 2011 Form 10-K.  Had the Company presented the restated financial statements in an amended 2010 Form 10-K, the public would have had to review two separate reports to obtain an understanding of the same information.  The Company believes that this would have provided little, if any, benefit to the public.

For the aforementioned reasons, the Company believes that it was in the best interest of the public for the Company to present all of the information in the 2011 Form 10-K.

* * * * *

Securities and Exchange Commission
July 30, 2012

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments.  Please feel free to contact me by phone at (904) 741-5500 or by fax at (904) 741-5577 if you have any questions regarding this letter or if you have any additional comments.

Thank you very much for your consideration and assistance.

Very truly yours,

/s/  Michael Rosenberger

Michael Rosenberger
Chief Executive Officer

cc:           Jennifer Fugario